June 24, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

 Claire Erlanger

 Jennifer Angelini

 Geoffrey Kruczek

Re:	Comment Letter dated May 23, 2024

JBS B.V.

Amendment No. 2 to Registration Statement on Form F-4

Filed March 27, 2024

File No. 333-273211

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated May 23, 2024 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Registration Statement on Form F-4, filed with the Commission on March 27, 2024 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments. In addition, Amendment No. 3 includes JBS S.A.’s unaudited consolidated financial information as of March 31, 2024 and for the three-month periods ended March 31, 2024 and 2023, and the related notes thereto.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Amendment to Form F-4 filed March 27, 2024

Presentation of Financial and Other Information

Financial Statements, page xiv

1.

We note the first phase of the Controlling Shareholder Contribution occurred on December 22, 2023, as a result of which, as of the date of the prospectus, J&F and Brazil HoldCo are the direct controlling shareholders of JBS S.A. We also note as of the date of the prospectus, JBS N.V. the issuer, is a wholly-owned subsidiary of LuxCo and holds, through Brazil HoldCo, 24.79% of the JBS S.A. common shares. Please disclose if JBS N.V. held this same ownership percentage in JBS S.A. as of the fiscal year ended December 31, 2023, and tell us the consideration given to providing separate audited financial statements of JBS N.V. as issuer, as of and for the year ended December 31, 2023, reflecting any assets, liabilities, revenues, or operations since having been transferred an indirect ownership interest in JBS S.A. To the extent the amounts are not material or not relevant because of the successor/predecessor relationship, please provide disclosure to that effect.

The Company respectfully acknowledges the Staff’s comment and discloses on page xv of Amendment No. 3 that although JBS N.V. indirectly held 24.79% of the JBS S.A. Common Shares as of December 31, 2023, the Company has not provided separate financial statements of JBS N.V. as of and for the year ended December 31, 2023 (or for any subsequent interim period) in the prospectus, considering that JBS N.V. has no revenues or business operations or material assets, liabilities or contingencies, apart from its non-controlling stake in JBS S.A. Accordingly, the separate financial statements of JBS N.V. as of and for the year ended December 31, 2023 would not provide any relevant information to investors that is not already included in the corresponding consolidated financial statements of JBS S.A. (JBS N.V.’s predecessor for accounting purposes), which are included elsewhere the prospectus.

Questions and Answers about the Proposed Transaction....

Questions and Answers about JBS N.V. and the Conversion, page xxx

2.

Please revise this section to disclose the management roles of Joesley and Wesley Batista with the registrant and J&F, current and expected. In this regard, we note the Form 6-K filed by JBS S.A. on May 6, 2024, reports that shareholders approved the appointment of Joesley and Wesley Batista to its board of directors. Discuss expectations regarding potential management roles in concrete terms, including expected timing and avoiding hypothetical language. Please also tell us why the results reported in the Form 6-K filed on April 23, 2024, appear to indicate that shareholders rejected the appointment of Joesley and Wesley Batista, yet are now approved.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xxxiii and 52 of Amendment No. 3 in response. In addition, the Company clarifies that the results of the extraordinary shareholders’ meeting reported in JBS S.A.’s Form 6-K furnished on April 23, 2024 refer to the preliminary results from early voting, as required to be disclosed by Brazilian law. These results did not include the shares voted in person at the shareholders’ meeting on April 26, 2024. JBS S.A. reported the final results of the extraordinary shareholders’ meeting on Form 6-K on May 6, 2024, which show that Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista were elected by majority vote of the shareholders of JBS S.A. to serve on JBS S.A.’s board of directors for the ongoing term ending in 2025.

What are the differences between the rights of JBS S.A. Shareholders...., page xxxv

3.	Please revise the reference to “SEC regulation” to reflect that JBS S.A. is currently a reporting company under the Securities Exchange Act of 1934.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page xxxvii of Amendment No. 3 in response.

Summary

JBS S.A. - Description of Business Segments, page 5

4.	Refer to the last sentence in the discussion of Beef North America. Please clarify if Adjusted EBITDA should instead be US$114.2 million. Your current disclosure indicates the amount is in billions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 101 of Amendment No. 3 in response.

Summary of the Proposed Transaction, page 10

5.

Please revise to include the diagram that appears on page 70. Additionally revise your disclosure to briefly discuss the risks associated with the concentration of voting power, the legal matters involving Joesley and Wesley Batista, and the management roles of Joesley and Wesley Batista following the proposed transaction, together with cross-references, including page numbers, to the complete discussion of these matters elsewhere in the prospectus.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 18 of Amendment No. 3 in response.

Risk Factors, page 21

6.

We note your disclosure that BNDESPar owns 20.8% of JBS S.A., its Board of Executive Officers is responsible for voting decisions, and there is no voting agreement or understanding with BNDESPar. Please add disclosure assessing whether and how the interests of BNDESPar may differ from those of JBS’s public shareholders. Address potential divestment, political considerations, and other factors that may influence BNDESPar as a government-controlled entity. Disclose material related risks, including the potential impact on the shareholder vote to approve the proposed transaction.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xxix and 33 of Amendment No. 3 in response.

Our ultimate controlling shareholders have influence over the conduct of our business...., page 48

7.

We note you have removed discussion of increased voting power from this risk factor. Please revise to highlight that the voting power of Joesley and Wesley Batista will increase significantly, from 48.48% to 84.85%, as a result of the corporate restructuring, and that their ability to influence the company will be greater as a result of such concentrated control. Reinstate disclosure regarding the possibility of related party transactions with companies in which the ultimate controlling shareholders have an interest (i.e., “JBS S.A. or other companies in which our ultimate controlling shareholders have an interest may engage in transactions with JBS USA or its subsidiaries”). Additionally reinstate the impact on share value as a potential consequence of the risks identified.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 53 of Amendment No. 3 in response.

Media campaigns related to food production; regulatory and customer focus...., page 50

8.

We note your revised disclosure regarding the increasing focus on “our business practices and policies, especially as they relate to the environment, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, both in our own operations and in our supply chain.” Please further revise your disclosure to specifically address the risk of boycotts against your company and its products. Discuss boycotts you have experienced to date, including quantification of the impacts, and the potential for future boycotts.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 55 of Amendment No. 3 in response.

Capitalization, page 59

9.

We note disclosure elsewhere in the filing, such as pages xv and 186, that you are planning for the issuance or transfer of JBS N.V. Class A Common Shares to certain members of your senior management as a performance bonus for the successful completion of the Proposed Transaction, which appear to be in addition to those shares which will result from the Exchange Ratio. Please provide similar disclosure in a footnote to the Capitalization table to disclose this planned issuance. Also, please disclose why the bonus shares are not reflected in the as adjusted column, the estimated value of such shares in the form of stock compensation, and your intended accounting treatment for the shares.

The Company respectfully acknowledges the Staff’s comment and has revised footnote (1) to the Capitalization table on page 65 of Amendment No. 3 to include a reference to the potential issuance or transfer of JBS N.V. Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Proposed Transaction. These bonus shares are not reflected in the “as adjusted” column because the total number of bonus shares that may be issued or transferred is not known at this time. However, the Company does not expect this number to be material. As disclosed on page 65 of Amendment No. 3, these bonus shares are not expected to exceed 1% in the aggregate of the total number of JBS N.V. Common Shares outstanding. The intended accounting treatment for the bonus shares has not yet been determined but will be included in the notes to future financial statements of the Company, as required, in accordance with applicable accounting rules.

Per Share, Dividend and Market Price Data, page 61

10.

Refer to the tabular data of JBS N.V. (Pro Forma). Please advise why the amount of pro forma total equity for each of the periods presented would not include the payment of the Cash Dividend upon the completion of the proposed transaction, which is assumed to have occurred on January 1, 2021.

The Company respectfully acknowledges the Staff’s comment and has revised the pro forma tabular data of JBS N.V. on page 67 of Amendment No. 3 to include the payment of the Cash Dividend.

The Proposed Transaction, page 67

11.

Please revise your disclosure to separately list each transfer of securities in the restructuring process, clearly identifying and quantifying the securities and parties involved. Without limitation, your revisions should address the following items:

•

The sum of 241,969,477 Class A and 295,750,472 Class B shares disclosed to be held by LuxCo does not appear to equal the sum of 369,918,510 and 180,010,329 shares transferred by J&F and FIP Formosa, nor the 2:1 exchange ratio; revise to reconcile.

•	The shares disclosed to be held by LuxCo on page 204 (243,704,227 Class A and 298,310,722 Class B) does not appear to be consistent with disclosure elsewhere; please reconcile.

•	Reconcile apparently inconsistent disclosure describing the second phase; for example, and without limitation, in the final two paragraphs on page 67 and the timetable on page iii.

The Company respectfully acknowledges the Staff’s comment and clarifies that the sum of 241,969,477 JBS N.V. Class A Common Shares and 295,750,472 JBS N.V. Class B Common Shares to be held by LuxCo following the Controlling Shareholder Contributions (equivalent to 537,709,949 JBS N.V. Common Shares) does not equal the disclosed sum of 369,918,510 and 180,010,329 JBS S.A. Common Shares transferred by J&F and FIP Formosa to Brazil HoldCo (equivalent to 549,928,839 JBS S.A. Common Shares), nor the 2:1 exchange ratio because the aggregate 549,928,839 JBS S.A. Common Shares transferred by J&F and FIP Formosa represent the JBS S.A. Common Shares transferred during the first phase of the Controlling Shareholder Contributions (whereby Brazil HoldCo became a direct holder of 24.79% of the total capital stock of JBS S.A.), whereas the 537,709,949 JBS N.V. Common Shares represent the total number of JBS N.V. Common Shares to be held by LuxCo following the completion of the second phase of the Controlling Shareholder Contributions. In the second phase of the Controlling Shareholder Contributions, J&F will contribute and transfer the remainder of its JBS S.A. Common Shares (or 525,491,059 JBS S.A. Common Shares) to Brazil HoldCo, following which Brazil HoldCo will hold 1,075,419,898 JBS S.A. Common Shares, or 48.48% of the total capital stock of JBS S.A., and LuxCo will hold 537,709,949 JBS N.V. Common Shares, or 48.48% of the total capital stock of JBS N.V., representing the 2:1 exchange ratio. The Company has included clarifying disclosure on the Explanatory Note and pages xvi, xxxii, 72, 89, 94 and 289 of Amendment No. 3, including a reconciliation of the previously inconsistent disclosure describing the second phase.

Furthermore, the Company believes that listing and quantifying the securities to be issued during the intermediary steps of the Controlling Shareholder Contributions (such as the number of Brazil HoldCo shares that were issued and transferred to the various parties) would add a layer of complexity to the disclosure that is not material to investors.

With respect to the disclosure under “Description of Capital Stock—Description of Share Capital,” the Company clarifies that it reflects the current capital structure of JBS N.V. following the first phase of the Controlling Shareholder Contributions, consisting of 868,204,227 Class A Common Shares, of which 624,5000,000 are held by JBS B.V. and 243,704,227 are held by LuxCo, and 298,310,722 Class B Common Shares, all of which are held by LuxCo, rather than the capital structure of JBS N.V. immediately following the completion of the Proposed Transaction, which will consist of 813,317,713 Class A Common Shares, of which 241,969,477 will be held by LuxCo and 571,348,236 will be held by JBS S.A.’s non-controlling shareholders, and 295,740,472 Class B Common Shares, all of which will be held by LuxCo. Prior to the Merger of Shares, JBS B.V. intends to restructure its share capital, by cancelling shares, in order to reconcile its current capital structure with its intended capital structure. The Company has included clarifying disclosure on page 222 of Amendment No. 3 to this effect.

In addition, due to the fact that JBS B.V. has already issued a sufficient number of shares to complete the Controlling Shareholder Contributions, the second phase of the Controlling Shareholder Contributions will involve contributions to share premium accounts rather than the issuance of new JBS B.V. Common Shares.

12.

We note your disclosure that the first phase of the restructuring has already occurred, and that the second phase will occur only following shareholder approval. Please expand your disclosure to describe the consequences if shareholders do not approve the proposed transaction, including whether the first phase will be reversed.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the Explanatory Note and pages xvi, xxxii and 72 of Amendment No. 3 in response.

JBS S.A. ADS Holders, page 74

13.

We note that the majority of ADSs, held through DTC participants, will be surrendered automatically after the ADS Exchange Date, and that the ADS program will not be terminated until all ADSs are surrendered. Please expand to clarify how the holders of any ADSs that are not surrendered will be treated, for example with respect to dividend and voting rights related to the underlying shares of JBS S.A.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xxvi, 81, 89 and 94 of Amendment No. 3 to clarify how the holders of certificated ADSs that are not surrendered will be treated, noting that the vast majority of ADSs are held through DTC participants or registered with the JBS S.A. ADS Depositary Bank in uncertificated form and will be exchanged automatically without further action by the ADS holder.

Class A Conversion Period, page 76

14.

We note your response to our prior comment 1. Please further revise your disclosure to clarify the “proof satisfactory” that former holders of ADSs and BDSs are required to provide to confirm that they qualify as Eligible Shareholders (i.e., in addition to proof that ADSs were exchanged for underlying shares). Additionally revise the timetable on page iii to identify the Conversion Record Date, and time if relevant.

The Company respectfully acknowledges the Staff’s comment and clarifies that it has included an example of the “proof satisfactory” that former holders of JBS S.A. ADSs are required to confirm that they qualify as Eligible Shareholders. As disclosed on pages 82 and 226 of Amendment No. 3, such proof could include a broker’s statement showing the number of JBS S.A. ADSs that were surrendered by the former JBS S.A. ADS Holder following the ADS Exchange Date and the JBS N.V. Class A Common Shares beneficially held by the former JBS S.A. ADS Holder upon surrendering their JBS S.A. ADSs. The Company has also disclosed on pages 82 and 226 of Amendment No. 3 the proof to be provided by former BDR holders to confirm that they qualify as Eligible Shareholders, namely a document issued by Banco Bradesco S.A. as depositary of the JBS N.V. BDRs, confirming (i) that such Eligible Shareholder qualifies as an Eligible Shareholder and (ii) the number of JBS N.V. BDRs held by such Eligible Shareholder at the opening of trading on the Conversion Record Date. Finally, the Company has revised the timetable on page iii of Amendment No. 3 to identify the Conversion Record Date.

Information about JBS S.A.

Regulation

Brazil Deforestation Regulation, page 118

15.

Please revise your disclosure to more fully discuss the requirements of this regulation, clearly indicating whether and how they are applicable to your business and operations, and to identify the penalties for violating provisions of the regulation. Additionally discuss regulations that relate to the land embargoes and labor blacklist(s) referenced on pages 124 and 125. In an appropriate section of your registration statement, include disclosure regarding the lawsuits reportedly filed by the western Brazilian state of Rondonia against JBS S.A. in December 2023 seeking damages for cattle-raising activity in protected areas.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 47, 48, 123 and 131 of Amendment No. 3 in response.

Europe and United Kingdom, page 121

16.

We note your response to our prior comment 2. Please further revise your disclosure to discuss the steps you are taking in Brazil and elsewhere to achieve compliance with the regulations described in this section, including the geolocation requirements. Disclose the impact that these regulations are expected to have upon your business and operations by clearly identifying the cattle and/or cattle-derived products subject to these regulations, both produced in or exported to these areas, including quantification. Your disclosure should provide sufficient information to enable shareholders to assess your ability to comply with these regulations and the consequences if compliance is not achieved. For instance, and without limitation, discuss whether and how the existing supplier monitoring system, “Beef on Track” Program, Livestock Transparency Platform, and/or Seara’s Sustainable Grain and Oil Sourcing Policy discussed on pages 124-25 will require modification to meet your regulatory requirements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 128 and 129 of Amendment No. 3 in response.

Cattle and Grain Supply Chains and Deforestation

Supply Chain Monitoring, page 124

17.

We note your response to our prior comment 3. Please further revise your disclosure to clarify whether the Sustainability-Linked Framework adopted in October 2021 (page 124) and the Sustainability-Linked Bond Framework adopted in June 2021 (page 173) are the same. Reconcile apparently inconsistent references to the “Sustainability-Linked Framework” and “Sustainability-Linked Bond Framework,” and consider using different defined terms to distinguish the Sustainability-Linked Bond Frameworks adopted by JBS USA and PPC. Disclose the material provisions of the Framework(s), and relevant updates to your deforestation policies and goals, providing an analogous level of detail as that used to describe your grain supply chain monitoring. In this regard, we note disclosure regarding JBS S.A.’s deforestation commitments, including target dates for the Amazon Biome, Cerrado Biome, and global supply chain, in the proxy statement filed by its subsidiary, Pilgrim’s Pride Corporation, on February 27, 2023. Please also confirm whether and where the Sustainability-Linked Framework appears on the website of JBS S.A., as we were not able to locate it despite disclosure in this regard.

The Company respectfully acknowledges the Staff’s comment and clarifies that the Sustainability-Linked Frameworks adopted by JBS S.A. in June 2021 and October 2021 are not the same. Over time, the JBS Group has adopted four different Sustainability-Linked Frameworks, as follows:

•	JBS S.A.’s Sustainability-Linked Framework adopted in June 2021 (the “JBS S.A. June 2021 Sustainability-Linked Framework”), relating to JBS USA’s 3.625% Sustainability-Linked Notes due January 2032;

•	JBS USA’s Sustainability-Linked Framework adopted in November 2021 (the “JBS USA Sustainability-Linked Framework”) relating to JBS USA’s 3.000% Sustainability-Linked Notes due May 2032;

•	PPC’s Sustainability-Linked Framework adopted in March 2021 (the “PPC Sustainability-Linked Framework”), relating to PPC’s 4.250% Sustainability-Linked Notes due April 2031; and

•

JBS S.A.’s Sustainability-Linked Framework adopted in October 2021 (the “JBS S.A. October 2021 Sustainability-Linked Framework”), relating to JBS S.A.’s sustainability-linked CRAs due 2031 and 2036. In May 2024, these sustainability-linked CRAs and their underlying debentures were repaid in full, as a result of which the JBS S.A. October 2021 Sustainability-Linked Framework is no longer in effect.

In response to this comment, the Company has revised the disclosure to include different defined terms to distinguish the outstanding Frameworks. See pages 137 and 138 of Amendment No. 3.

With respect to the material provisions of the outstanding Frameworks, the Company respectfully advises the Staff that it has disclosed these provisions, namely the applicable sustainability performance targets, under “Information about JBS S.A.—Regulation—Climate Reduction Goals—Sustainability-Linked Frameworks” on pages 137-139 of Amendment No. 3. The Company has also revised its disclosure relating to its deforestation policies and goals under “Information about JBS S.A.—Regulation—Cattle and Grain Supply Chains and Deforestation—Brazilian Cattle Supply Chain” on pages 131-137 of Amendment No. 3, in response to comment 15 above. Finally, the Company confirms that the JBS S.A. June 2021 Sustainability-Linked Framework and the JBS S.A. October 2021 Sustainability-Linked Framework are located on JBS S.A.’s website at the following address: https://ri.jbs.com.br/en/esg-investors/sustainability/ (drop down to 2021). The information included on or that can be accessed through this website is not incorporated into Amendment No. 3 by reference.

Seara’s Sustainable Grain and Oil Sourcing Policy, page 125

18.

We note that the sourcing policy discussed in this section appears subject to a number of limitations on its scope, including that it is adopted by a subsidiary, applies to Seara’s “primary” grain and oil supply chains, and requires Soy Moratorium signatories “[f]or the Amazon biome.” Please more fully discuss these, and any other limitations, on your grain and oil supply chain policy. Identify the portion of your overall grain and oil supply that is subject to the policy, and other protected or sensitive areas that are not addressed by the Soy Moratorium signatory policy. We further note your aim to “monitor 100% of direct grain suppliers, targeting zero deforestation in the Amazon biome and zero illegal deforestation in other biomes by March 2024.” Please update to disclose your progress in meeting this goal.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 3 in response.

Legal Proceedings, page 129

19.

Please revise disclosure on page 132 relating to the lawsuit filed by the New York Attorney General to describe the legal basis (i.e., alleged fraudulent and illegal conduct, including false advertising, relating to JBS S.A.’s commitment to achieve net zero greenhouse gas emissions by 2024, in violation of New York consumer protection statutes) and the risk of related lawsuits by securityholders. We note your disclosure that, “We believe we will be successful in our defense strategy; an opinion shared by our legal advisors.” Please revise to identify the legal advisors and to disclose the degree of uncertainty regarding the potential outcome, including your assessment of the material related risks. File the consent of your legal advisors and the opinion referenced, or alternatively revise to clarify that this is not a legal opinion. See Securities Act Rules Compliance and Disclosure Interpretation Question 233.02. Additionally revise disclosure to indicate that dollar amounts represented in the table on page 129 are in thousands, if true.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 142 and 144 of Amendment No. 3 in response. With respect to the opinion referenced, the Company respectfully advises the Staff that it has deleted such reference from Amendment No. 3 and, accordingly, is not required and does not intend to file the consent of its legal advisors or the opinion referenced as an exhibit to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 163

20.

Refer to the discussion of Indebtedness and Financing Strategy on page 166. Please revise to include a brief summary of available lines of credit and borrowing capacity under the JBS S.A. Revolving Credit Facility, the JBS USA Senior Unsecured Revolving Credit Facility, and the PPC Credit Facility at the most recent balance sheet date. In addition, under Capital Expenditures, please disclose the expected amount of capital expenditures for the next fiscal year and clarify that for the year ended December 31, 2023, you used cash of $1,502.1 million, rather than $1,052.1 million, to purchase property, plant and equipment.

The Company respectfully acknowledges the Staff’s comment and clarifies that it has included a brief summary of the available lines of credit and borrowing capacities under the JBS S.A. Revolving Credit Facility, the JBS USA Senior Unsecured Revolving Credit Facility, and the PPC Credit Facility at the most recent balance sheet date under “Description of Material Indebtedness” on pages 192-197 of Amendment No. 3, as well as a cross-reference to that section under “Indebtedness and Financing Strategy—Indebtedness Summary and Maturities” on page 187 of Amendment No. 3. In addition, the Company has revised the disclosure under “Capital Expenditures” on page 188 to disclose the expected amount of capital expenditures for 2024 and clarify that for the year ended December 31, 2023, the Company used cash of US$1,502.1 to purchase property, plant and equipment.

Report of Independent Registered Public Accounting FIrm, page F-2

21.

Refer to the critical audit matter of the evaluation of income tax benefit. In the first paragraph, please clarify whether the reference should instead be to Note 9, Income Taxes, rather than Note 10 which is Property, Plant and Equipment. Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment and has attached a revised Report of Independent Registered Public Accounting Firm in response, beginning on page F-59 of in Amendment No. 3.

Notes to the Financial Statements

Note 19. Provisions for legal proceedings, page F-71

22.

Refer to the tabular presentation on page F-72 of your provisions based on the class categories of labor, civil and tax and social security. To enhance investor understanding of your litigation discussion, please consider providing additional information, such as a sub-table that further provides disclosure of these categories by jurisdiction. In this regard, we note your narrative discussion is presented by matters in Brazil, in the United States and matters of PPC, however we are not able to relate these matters to the class of provision as required by paragraph 85 of IAS 37. Also, for each individual matter, disclose the accrual amount at the balance sheet date, and which class category(ies) the accrual has been reflected. Also, for each contingent liability, or class of contingent liabilities, in which a provision has not been recognized, please clearly disclose an estimate of the financial effect, unless considered remote. For guidance, we refer you to IAS 37, paragraphs 84 through 88.

The Company respectfully acknowledges the Staff’s comment and, while it believes that all material disclosures have been made, it agrees that improvements to the clarity and extent of the information given can be made. The Company commits to provide additional information regarding its litigation discussion in the notes to its financial statements in the future, beginning with its financial statements as of and for the year ended December 31, 2024. To that end, the Company will include a breakdown of its provision categories by jurisdiction (as set forth below). The Company will also provide a new structure for its narrative disclosure, distinguishing between proceedings for which losses are more likely than not (probable), and those for which potential losses are possible (contingent liability). For each material provision disclosed, the Company will indicate how much has been provided for as at the reporting date and the jurisdiction and category in which that amount has been recognized. For each material contingent liability, or material class of contingent liabilities, in which a provision has not been recognized, the Company will disclose an estimate of the financial effect, unless considered remote.

2024
Jurisdiction	Labor	Civil	Tax and Social	Total
Brazil	[x]	[x]	[x]	[x]
JBS USA	[x]	[x]	[x]	[x]
PPC	[x]	[x]	[x]	[x]
Other Jurisdictions	[x]	[x]	[x]	[x]

Consolidated	[x]	[x]	[x]	[x]

Labor:

Jurisdiction	2023	Additions	Payments	Indexation	Exchange rate variation	2024
Brazil	[x]	[x]	[x]	[x]	[x]	[x]
Other Jurisdictions	[x]	[x]	[x]	[x]	[x]	[x]

Consolidated	[x]	[x]	[x]	[x]	[x]	[x]

Civil:

Jurisdiction	2023	Additions	Payments	Indexation	Exchange rate variation	2024
Brazil	[x]	[x]	[x]	[x]	[x]	[x]
JBS USA	[x]	[x]	[x]	[x]	[x]	[x]
PPC	[x]	[x]	[x]	[x]	[x]	[x]
Other Jurisdictions	[x]	[x]	[x]	[x]	[x]	[x]

Consolidated	[x]	[x]	[x]	[x]	[x]	[x]

Tax and social:

Jurisdiction	2023	Additions	Payments	Indexation	Exchange rate variation	2024
Brazil	[x]	[x]	[x]	[x]	[x]	[x]
Other Jurisdictions	[x]	[x]	[x]	[x]	[x]	[x]

Consolidated	[x]	[x]	[x]	[x]	[x]	[x]

23.

Refer to your discussion of other proceedings with possible outcome on page F-78, where we note the disclosure of $3.14 billion of other ongoing proceeding of whose loss potential is possible, but no provision has been recognized. Please expand to disclose the reason why no provision has been recognized, such as the probability as to whether or not the loss potential is more likely than not to occur. Also, if applicable, please relate this amount to the legal proceedings disclosed in the paragraphs preceding the disclosure. Refer to paragraphs 23 and 86 of IAS 37.

The Company respectfully acknowledges the Staff’s comment and clarifies that it does not recognize a provision for legal proceedings in which it is the defendant unless: (i) it is more likely than not that a present obligation exists as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. The amount of US$3.14 billion refers to claims described as having a ‘possible loss potential’ as the Company has assessed that the probability that a present obligation exists as a result of a past event is more than remote but not more likely than not. The Company commits to clarifying this in its upcoming financial statements as of and for the year ended December 31, 2024. The aggregate sum of US$3.14 billion corresponds to nearly 15,000 separate legal proceedings, encompassing labor, civil, and tax claims. This substantial figure reflects the complexity and diversity of the legal challenges being addressed. Furthermore, the Company clarifies that the amount of US$3.14 billion disclosed under “other proceedings with possible outcome” does not relate to any of the legal proceedings described in Note 19 on pages F-128 to F-135.

24.

We note from your disclosure in Note 25 on page F-88, that you incurred $53 million of restructuring charges during the year ended December 31, 2023. We also note from your disclosure in Note 19 that these charges do not appear to be discussed as part of your provisions disclosure. Please revise your notes to the financial statements to include the disclosures set forth in paragraphs 84-86 of IAS 37 as they apply to your restructuring provisions.

The Company respectfully acknowledges the Staff’s comment and clarifies that the amount of US$53 million in “Restructuring” charges is related to PPC’s restructuring initiatives to phase out and reduce processing volumes at multiple production facilities throughout the U.K. and Europe reportable segment. This amount refers to expenses incurred during 2023 relating to employee lay-offs, asset impairment and contract termination fines. This amount was already recognized in the “Other Expenses” account in the Operating Expenses of the Consolidated Statements of Income as it refers to settled expenses instead of a provision to be disclosed in Note 19.

Note 25. Operating Segments, page F-85

25.

We note that on page F-88, you disclose a reconciliation of consolidated operating profit to the total Adjusted EBITDA for the operating segments. Please revise to reconcile the total Adjusted EBITDA for the operating segments to your consolidated profit or loss before tax expense as required in paragraph 28 of IFRS 8.

The Company respectfully acknowledges the Staff’s comment and, while it believes that this omission was not material because the missing reconciling items are easily identifiable in the consolidated statements of income, it agrees that compliance with the standard would be improved by including these amounts. As such, the Company commits to reconcile total Adjusted EBTIDA for operating segments to consolidated profit (loss) before taxes (as set forth below) in its upcoming financial statements as of and for the year ended December 31, 2024:

2024
Profit (loss) before taxes	[x]
Share of profit of equity-accounted investees, net or tax	[x]
Net finance expense	[x]

Operating profit	[x]

Depreciation and amortization	[x]
Antitrust agreements	[x]
Donations and social programs	[x]
J&F Leniency expenses refund	[x]
Impairment of assets	[x]
Restructuring	[x]
Other operating income (expense), net	[x]
Elimination	[x]

Total Adjusted EBITDA for operating segments	[x]

General

26.

We note that the “ultimate controlling shareholders” are named in the Explanatory Note and in the definition on page xi. Please revise to disclose the identity of the ultimate controlling shareholders on the prospectus cover page and the first time such term is used within the summary and risk factor sections. In addition, please include disclosure on the prospectus cover regarding the risks related to the controlling stake and management roles of Joesley and Wesley Batista, with a cross-reference to more detailed disclosure elsewhere in the prospectus.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on cover page 6 and pages 1 and 24 of Amendment No. 3 in response.

27.

We note you have deleted (i) references to “illicit” and “illegal” throughout the registration statement, (ii) the description of conduct underlying the SEC’s 2020 order previously appearing on pages 204-05 of the amendment filed on September 1, 2023, (iii) information regarding the nature of the investigations of the CVM previously appearing on page 205 of the prior amendment, and (iv) disclosure that your ultimate controlling shareholders are also facing criminal prosecution by the Brazilian Federal Prosecution Office based on similar allegations. Please reinstate these disclosures as they appeared in the prior amendment and, with respect to item (iv), further disclose the current state of this potential criminal prosecution. Clearly disclose whether there are open investigations and/or proceedings in Brazil involving you, JBS S.A., your respective subsidiaries, J&F, FIP Formosa, and the ultimate controlling shareholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52, 54 and 214 of Amendment No. 3 to reinstate and update the previously deleted disclosures. With respect to open investigations and/or proceedings in Brazil involving the Company, JBS S.A., its subsidiaries, J&F, FIP Formosa and the ultimate controlling shareholders, the Company confirms that it has disclosed in the Registration Statement all material open investigations and proceedings.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP